

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Michael C. Jennings
Chief Executive Officer and Director
HF Sinclair Corporation
2828 North Harwood
Suite 1300
Dallas, TX 75201

> **Re: HF Sinclair Corporation**
> **Registration Statement on Form S-4**
> **Filed September 12, 2022**
> **File No. 333-267389**

Dear Mr. Jennings:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Gillian Hobson, Esq.